Filed by WESCO International, Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Anixter International Inc.
Commission File No.: 333-236307

The following are slides from a presentation used by senior management of WESCO International, Inc. (“WESCO”) during its earnings call to announce first quarter 2020 results. The slides are filed herewith pursuant to Rule 425 under the Securities Act of 1933.

First Quarter Results Overview

	2019	2020	Versus PY	Adjustments	Q1 Outlook
Sales	$1,961	$1,969	0.4%		2% - 5%
Gross Profit	$382	$376	(1.6%)		
% of sales	*19.5%*	*19.1%*	*(40) bps*		
Adjusted SG&A	$297	$295	(0.6)%	$4.6	
% of sales	*15.1%*	*15.0%*	*(10) bps*		
Adjusted Operating Profit	$71	$66	(7.4)%	$4.6	3.4% - 3.6%
% of Sales	*3.6%*	*3.3%*	*(30) bps*		
Effective Tax Rate	21.7%	23.1%	140 bps		~22%
Adjusted Diluted EPS	$0.93	$0.91	(2.2)%	$0.09	

First Quarter Highlights

- Results were on track with our outlook until mid-March
- WESCO deemed an essential business and all U.S. and Canada branches are operational
- Construction, Utility, and CIG growth in the U.S.; Industrial and Utility growth in Canada
- Strong sales in Communications and Security, and Safety
- Gross margin up 50 basis points sequentially
- Estimated pricing impact was slightly positive
- Preliminary April sales down ~16%
- Anixter Acquisition
  - Waiting period for regulatory approval in the U.S. expired; obtained regulatory clearances from Turkey and Russia
  - Canada and Mexico regulatory approvals in process
  - Obtained Anixter stockholder approval
  - Joint integration teams have accelerated planning
  - On track to close in Q2 or Q3

Company well positioned to navigate challenges of COVID-19

Note: Organic sales growth excludes the impact of acquisitions in the first year of ownership, foreign exchange rates and differences in the number of workdays. See appendix for non-GAAP reconciliations.

1

Strong Balance Sheet

Liquidity (as of 3/31/20)

- **Liquidity: $732 million**
  - Invested cash: $285 million
  - Revolver availability: $447 million
  - Used $100 million in Q1 to pay CD&R break-up fee
  - Additional financing anticipated to replace Bridge Commitments for Anixter transaction

Bank Credit Facilities

- **Mature in 2022 and 2024**
- **Low cost LIBOR based**
- **Borrowing bases provide confidence in availability**
  - Inventory holds value throughout the cycle
  - Diversified receivables pool with limited concentration
    - Largest balances with high credit quality customers
    - Collection activities performing consistent with historical levels
    - Bad debt experience consistent with recent quarters

Limited Operating Covenants

- **No maximum leverage covenant**
- **Fixed charge coverage covenant based on liquidity or availability**

Covenant Summary

Facility	Maturity	Fixed Charge Covenant	Measurement	Test
Revolver	Sept 2024	1.0 to 1.0	Revolver availability >$60 million	$447 million
AR Facility	Sept 2022	1.0 to 1.0	Liquidity > $100 million	$789 million[1]

[1] Balance sheet cash plus borrowing availability

Strong Liquidity and Free Cash Flow Generation

2

Transformational Combination of WESCO and Anixter

Transaction Milestones

- ✓ Agreement announced
- ✓ Obtained committed financing
- ✓ HSR waiting period expired
- ✓ Approval received from Turkey and Russia
- ✓ Anixter stockholders approved the transaction
- ✓ Canada and Mexico regulatory approvals in process; supplementary information request received in Canada
- ✓ Tender and change of control process for Anixter 2023 and 2025 notes

Integration Planning Progress

- ✓ Integration planning underway
- ✓ Progress has been rapid and is accelerating
- ✓ Joint integration teams established with over 500 separate initiatives developed to date
- ✓ Planning process has revealed upside synergy opportunities
- ✓ Cultural alignment is strong

Remain on track to complete the transaction in Q2 or Q3

Expect to exceed cost, sales growth, and cash generation synergies

3

Accelerates sales growth by more than 100 bpsSignificant cross-selling and international expansion opportunitiesDoubles standalone EPS growth rate Expands Adjusted EBITDA margin 100+ bps and delivers 50 - 60% EPS accretionGenerates annual pro forma free cash flow of ~$600 million  Evolving Secular Trends Benefit WESCO + Anixter  WESCO + Anixter combination benefits from numerous ongoing and attractive growth opportunities  Remote Connectivity Increased reliance on remote communications for work, school, and home   +   Supply Chain Relocation Return of supply chains to the U.S. and Canada  Connected Real Estate Converged infrastructure driven by bandwidth needs  Increased Security Expansion of coverage in metro areas  Secure Networks Secure networks anddata centers  Data Center Capacity Increased bandwidth and power demands  Mobility and Accessibility 24/7/365 connectivity driving bandwidth demand  ElectrificationIncreasing electrification of infrastructure, EVs, and renewables   LED AdoptionMaterial increase in rate of LED adoption   Communications5G build-out, fiber-to-the-x, and proliferation of streaming and mobile data consumption  Utility GridInvestments in grid reliability and hardening  IoT and AutomationIncrease in number of automated processes  Secular Trends Benefitting WESCO and Anixter….  …Contribute to Financial Benefits of the Transformational Combination  Ongoing  Emerging      Estimated Impact in Year Three

Forward-Looking Statements

All statements made herein that are not historical facts should be considered as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. These statements include, but are not limited to, statements regarding the expected completion and timing of the proposed transaction between WESCO International, Inc. ("WESCO") and Anixter International Inc. ("Anixter"), expected benefits and costs of the proposed transaction, and management plans relating to the proposed transaction, statements that address WESCO's expected future business and financial performance, statements regarding the impact of natural disasters, health epidemics and other outbreaks, especially the outbreak of COVID-19 since December 2019, which may have a material adverse effect on WESCO’s business, results of operations and financial condition, and other statements identified by words such as anticipate, plan, believe, estimate, intend, expect, project, will and similar words, phrases or expressions. These forward-looking statements are based on current expectations and beliefs of WESCO's management as well as assumptions made by, and information currently available to, WESCO's management, current market trends and market conditions and involve risks and uncertainties, many of which are outside of WESCO's and WESCO's management's control, and which may cause actual results to differ materially from those contained in forward-looking statements. Accordingly, you should not place undue reliance on such statements. Certain of these risks are set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as well as WESCO’s other reports filed with the U.S. Securities and Exchange Commission (the "SEC").

These risks, uncertainties and assumptions also include the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction between WESCO and Anixter that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of WESCO's common stock, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of WESCO or Anixter to retain customers and retain and hire key personnel and maintain relationships with their suppliers, customers and other business relationships and on their operating results and businesses generally, the risk that the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond WESCO's control.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, on each of March 4, 2020 and March 9, 2020, WESCO filed with the SEC an amendment to the registration statement originally filed on February 7, 2020, which includes a prospectus of WESCO and a proxy statement of Anixter, and each party will file other documents regarding the proposed transaction with the SEC. The registration statement was declared effective by the SEC on March 11, 2020 and the proxy statement/prospectus has been mailed to Anixter’s stockholders. INVESTORS AND SECURITY HOLDERS OF WESCO AND ANIXTER ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WESCO, ANIXTER AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents filed with the SEC by WESCO or Anixter through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by WESCO will be available free of charge on WESCO's website at http://wesco.investorroom.com/sec-filings and copies of the documents filed with the SEC by Anixter will be available free of charge on Anixter's website at http://investors.anixter.com/financials/sec-filings.